Exhibit 99.1

STERLITE INDUSTRIES (I) LTD.
Regd. Office : SIPCOT Industrial Complex,
Madurai Bypass Road, T.V. Puram P.O.,
Tuticorin — 628 002, Taminadu, India
Tel. : (91-461) 661 2591 (10 Lines)
Fax : (91-461) 234 0203
Website : www.vedantaresources.com
No.Sec./A-SE/09-10/
September 11, 2009

Corporate Relationship Department	National Stock Exchange of India Limited
The Bombay Stock Exchange Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai - 400 001	Mumbai — 400 051
Fax Nos.:022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/ 22722037 /
22722039	26598238

Scrip Code : 500900	Scrip Code : STER-EQ
Sub: Revised offer of Sterlite Industries (India) Ltd. for purchase of operating assets of Asarco LLC
Sterlite Industries announces that it has revised its offer for the purchase of substantially all of the operating assets of ASARCO LLC.
After extensive discussions and review, in order to provide full cash payment to asbestos creditors and to allowed late filed claims and allowed subordinated claims (who were earlier provided share of the creditors’ interest in SCC litigation trust) and to provide for surplus cash after closing for the smooth continued operations of Asarco, Sterlite increased its offer from $2.135 billion to $2.565 billion cash on closing. With this change, 100% of the creditors’ interest in SCC litigation trust will be owned by Sterlite.
The modification to the plan has been accordingly submitted to the District Court for its consideration.
This is for your information and record.
Thanking you,
Yours sincerely,
For Sterlite Industries (India) Limited
Rajiv Choubey
Company Secretary & Compliance Officer